

September 30, 2014

Via E-Mail
Timothy R. Horne
Chief Financial Officer
Dover Downs Gaming & Entertainment, Inc.
1131 North DuPont Highway
Dover, Delaware 19901

Re: **Dover Downs Gaming & Entertainment, Inc.**
        Form 10-K for the Year Ended December 31, 2013
        Filed March 7, 2014
        Form 8-K
        Filed July 24, 2014
        File No. 001-16791

Dear Mr. Horne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Financial Statements, page 30

Notes to the Consolidated Financial Statements, page 35

Note 6 – Credit Facility, page 39

1. We note that you have modified your credit facility in March 2013 and August 2014, both times, decreasing the amount available for withdraw. In this regard, please tell us what consideration you gave to the modifications under ASC 470-50-40-21 regarding the

write off of any unamortized deferred costs. To the extent you did not write-off any deferred financing fees, please explain why.

Note 13 – Quarterly Information (unaudited), page 49

2. We note significant fluctuations in your operating earnings and net income each period in 2013 and 2012. We also note your disclosure on page 10 that your quarterly operating results are generally distributed evenly throughout the year. In this regard, please revise Note 13 to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Form 8-K filed July 24, 2014

3. We refer to the reconciliation of EBITDA in Exhibit 99.2 to Form 8-K dated July 24, 2014. We note that you have reconciled this non-GAAP financial measure to operating income rather than net income, which we believe would be the most comparable US GAAP measure. Please revise to reconcile the non-GAAP measure EBITDA to net income. Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief